FILED BY E*TRADE GROUP, INC. PURSUANT TO RULE
425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY:
WEB STREET, INC., FILE NO. 0-27705

FOR IMMEDIATE RELEASE

E*TRADE Media Contact
Deborah Newman
E*TRADE Group, Inc.
703-236-8146
dnewman@etradebank.com

E*TRADE Investor Relations Contact
Erica Gessert
E*TRADE Group, Inc.
415-932-5765
egessert@etrade.com

E*TRADE'S EXCHANGE OFFER FOR WEB STREET SHARES CLOSES WITH MORE THAN 90 PERCENT ACCEPTANCE

Menlo Park, Calif. - July 31, 2001 - E*TRADE Group, Inc. (NYSE: ET) today announced the expiration of the exchange offer by its wholly-owned subsidiary, Opus Acquisition Corp., for all of the outstanding shares of Web Street, Inc. (Nasdaq: WEBS) common stock at an exchange ratio of 0.1864 share of E*TRADE common stock for each share of common stock of Web Street. The subsequent offering period expired at midnight, Eastern time, on Monday, July 30, 2001. All shares validly tendered prior to the expiration of the subsequent offering period have been accepted for exchange and will be exchanged promptly for E*TRADE shares and for cash for fractional shares.

E*TRADE believes that approximately 24,192,845 Web Street shares, or 91.8% of the total issued and outstanding Web Street shares, were validly tendered and not withdrawn pursuant to the exchange offer.

The exchange offer will be followed by a merger of Opus Acquisition Corp. with and into Web Street that is expected to be completed in early August 2001. Pursuant to the merger, those Web Street stockholders who did not tender their shares in the exchange offer will have their shares converted into the right to receive 0.1864 share of E*TRADE common stock for each share of common stock of Web Street. Delivery of such shares will be made following the merger upon proper presentation of certificates representing Web Street shares to American Stock Transfer & Trust Company, the exchange agent for the merger, together with a properly completed letter of transmittal.

Important Notice
E*TRADE, the E*TRADE logo and Stateless Architecture are registered trademarks of E*TRADE Securities, Inc. The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, anticipated increases in the rate of new customer acquisition, seasonality, the development of new products and services, the enhancement of existing products and services, competitive pressures (including price competition), system failures, economic and political conditions, changes in consumer behavior and the introduction of competing products having technological and/or other advantages. For a detailed discussion of these and other cautionary statements, please refer to E*TRADE's Form 10K and Forms 10Q filed with the SEC. System response and account access time may vary due to market conditions, trading volume, system performance and other factors.